THEATRICAL PRODUCTION AGREEMENT

AGREEMENT made this 20th day of January, 2015, by and between Sam Lee Laundry LLC, a California Limited Liability Company (the “Producer”), and Boxcar Theatre Inc., a California tax-exempt corporation (the “Theatre”).

The Theatre hereby contracts Producer to produce the theatrical production currently entitled “The Speakeasy” (the “Play”), which the Theatre shall present, in accordance with the following:

1.	Term of Agreement: This Agreement shall commence on January 1, 2015, and shall continue until either: (a) Producer, in its sole discretion, decides to cease performances on the Theatre premises; or (b) Theatre’s lease on the premises expires.

2.	Responsibilities of Producer: Producer hereby agrees to provide the following with regard to the Play:

(a)	All creative material required to produce and present the Play, including but not limited to concept, script, music, design, choreography and direction; and the rights to fully exploit all such material

(b)	Complete physical production, including but not limited to scenery, lighting, costumes, sound, and properties

(c)	Performers, including but not limited to actors, musicians, dancers, and specialty acts

(d)	Technical staffing, including but not limited to technical director, lighting and sound technicians, carpenters, electricians, scenic painters, costumers, stage managers and running crew

(e)	Marketing and promotion, including but not limited to advertising (print, online, and outdoor), direct mail, website, social media marketing, press relations, promotional merchandise, and promotional appearances

(f)	Removal and disposal of physical production upon termination of this Agreement

(g)	General liability insurance for the production, in an amount of not less than $1,000,000 per incident, with Theatre named as additional insured

3.	Responsibilities of Theatre: Theatre hereby agrees to provide the following with regard to the Play:

(a)	The physical premises located at 644 Broadway, San Francisco, CA 94133, (the “Palace Theater”) including all performance spaces, dressing rooms, bathrooms, lobbies, hallways, box office areas, and storage areas

(b)	Basic theatre equipment, including lighting control system and lighting instruments, sound equipment, and wardrobe equipment

(c)	Utilities and other building services, including electrical service, water and sewer service, garbage and recycling, internet access, pest control, janitorial service, security, and general maintenance services

(d)	Box office services, including online and telephone ticket sales, credit card processing, box office manager, and on-site box office staffing during performances of the Play

(e)	Bar services, including liquor license, bar manager, bartenders, cocktail waitresses, and all materials and supplies

(f)	General liability insurance for the physical premises, in an amount of not less than $1,000,000 per incident, with Producer named as additional insured

4.	Damage Deposit: Theatre shall charge, as an expense against box office revenue, a damage deposit in the amount of $30,000, to be held in trust by Theatre. Upon the expiration of the Term of this Agreement, Theatre shall have the right to retain all or any part of this deposit to mitigate damage to the theater premises, improvements, or equipment, normal wear and tear excepted. Producer shall not be entitled to interest on this damage deposit.

5.	Capital Improvements: Producer shall provide to Theatre an amount no less than $250,000 for the purpose of supporting Theatre’s renovation and equipping of the Palace Theater. At Producer’s sole discretion, such funds may be provided as a charitable contribution, as a capital expense, or as any other form of expenditure; and may be provided as in-kind goods or services. Any funds not expended by Theatre on improvements and equipment shall be returned to Producer.

6.	Equity Interest: Producer agrees that 644 Broadway LLC, the owner of the premises where the Play shall be presented, shall be granted an equity interest in Producer, in such form and amount to meet the requirements of the lease agreement between Theatre and 644 Broadway LLC. Producer agrees that such equity interest shall be provided for in Producer’s organizing documents and shall be agreed to by all members of Producer.

7.	Box Office Revenue: As presenter of the Play, Theatre shall own and control all box office revenue, and shall pay to Producer a portion of such revenue, in accordance with the following:

(a)	On a quarterly basis, the Theatre shall provide a complete accounting of box office revenue and expense deductions. Each accounting shall be presented to Producer no later than four (4) weeks following the last day of the applicable period.

(b)	Expense deductions shall include the following:

1.	Fees paid by Theatre that are directly applicable to ticket sales, including merchant service fees, credit card fees, box office software fees, third-party ticket sales fees, group sales fees, and any and all ticket discounts.

2.	Rent, Additional Rent, Percentage Rent, and Common Area Charges, as defined in the Theatre’s lease on the premises.

3.	Facility operating costs, including utilities, internet access, pest control, janitorial service, security services, building maintenance, and insurance.

4.	Box office staffing, supplies, and accounting fees.

5.	Leasing payments, debt service payments, interest payment and principal pay downs for any obligation incurred by Theatre for the purpose of leasehold improvements or equipment acquisitions that benefit Producer.

(c)	In addition, Theatre shall be entitled to deduct an “Overage,” which shall be calculated as ten percent (10%) of the excess of gross box office revenue, less all amounts detailed in Paragraph 7(b) herein, above the “Overage Breakpoint.” The Overage Breakpoint shall initially be Two Million Dollars ($2,000,000) per year, equal to Five Hundred Thousand Dollars ($500,000) per financial quarter, and the Overage Breakpoint shall increase by three percent (3%) each year on the anniversary of the first public performance of the Play. Overage shall only apply once Producer has fully recouped its investment in the production.

(d)	Expense deductions shall be based on actual expenses incurred by Theatre. For certain expenses, a periodic charge for provision of expenses or reserve account may be included in the deductions.

(e)	In the event that the Palace Theater is (i) used by Theatre for Theatre’s own programming, (ii) used by Theatre for satellite programming as provided for in Paragraph 10(c) below, or (iii) rented by Theatre to any third parties, the expenses in Paragraphs 7(b)2, 7(b)3, and 7(b)5 above shall be reduced to reflect such usages.

(f)	Theatre shall make payment to Producer of any and all box office revenue owed hereunder upon presentation of periodic accounting. Theatre may, at its sole discretion, make estimated payments to Producer from time to time in advance of the end of any accounting period.

8.	Bar Revenue: As operator of the bar and seller of beverages, Theatre shall own and control all bar revenue, and shall pay to Producer a portion of such revenue, in accordance with the following:

(a)	“Bar Net Revenue” shall be defined as gross sales of food and beverages, less credit card processing and merchant services fees, as well as actual cost of all bar staffing, supplies, and materials.

(b)	On a quarterly basis, Theatre shall provide to Producer a full accounting of Bar Net Revenue, no later than four (4) weeks following the end of the applicable period. Theatre shall pay to Producer sixty-five percent (65%) of all Bar Net Revenue.

9.	Other Revenue

(a)	Theatre hereby grants to Producer the right to display, offer, and sell merchandise of any type and quantity at the premises, and to retain one hundred percent (100%) of gross sales revenue from such merchandise.

(b)	Theatre hereby grants to Producer the right to operate games and amusements at the premises, provided such games and amusements comply with any and all applicable local, state, and federal statutes and regulations, and to retain one hundred percent (100%) of gross revenue from such games and amusements.

(c)	Theatre agrees that any charitable donations received by Theatre that are specifically designated for “Speakeasy” or “Sam Lee Laundry,” including ticket add-on donations, shall be expended by Theatre to support the production and promotion of the Play, in a manner consistent with Theatre’s nonprofit exemption.

10.	Use of Premises: During the Term of this Agreement,

(a)	Producer shall have the right to use the premises for meetings, auditions, rehearsals, installation of physical production, and performances of the Play. Producer shall also have the right to use the premises as its general production office.

(b)	Theatre shall have the right to rent the premises to third parties whenever the premises are not in use by Producer. All revenue derived from such third-party rentals shall constitute revenue of the Theatre and shall be exempt from the terms of this Agreement.

(c)	Both Producer and Theatre shall have the right to produce and/or present secondary programming. All revenue derived from such secondary programming, including without limitation ticket sales, bar revenue, merchandise, gaming, and donations, shall be retained solely by the party that produced and/or presented such secondary programming. At its sole discretion, Theatre may apply all or part of the revenue derived from secondary programming to reduce expenses charged against Producer’s box office settlements.

11.	Miscellaneous:

(a)	Neither Theatre nor Producer shall have the right to assign this Agreement or any provision hereof except to a partnership, joint venture or corporation in which Author or Producer, as the case may be, or any of its principal joint venturers, is a general partner, managing member, joint venturer or majority shareholder.

(b)	Nothing herein contained shall be considered as to constitute the parties hereto as a partnership or joint venture, and neither party shall be liable in whole or in part for any obligation that may be incurred by the other.

(c)	This Agreement constitutes the entire agreement among Producer and Theatre, and supersedes any foregoing agreements. This Agreement may not be amended orally.

(d)	This Agreement is made in and governed by the laws of the State of California.

(e)	Producer and Theatre agree that any disputes pertaining to this agreement shall be subject to mediation conducted by the Arts Mediation Program of California Lawyers for the Arts.

(f)	All notices given pursuant to this Agreement shall be in writing and delivered either in person, by wire communication, or by registered or certified mail, return receipt requested, to the party being notified, at such address as may be designated for each party from time to time.

(g)	Should any part, term or provision of this Agreement be decided by the courts to be in conflict with any law of the state where made of the United States, the validity of the remaining parts, terms or provisions shall not be affected thereby.

(h)	The headings and captions of the Paragraphs and Sub-Paragraphs of this Agreement are inserted for convenience only and shall not be used to define, limit, extend or describe the scope or intent of any provision herein.

AGREED TO BY:

/s/ David Gluck		/s/ Eileen Attridge
David Gluck	Date	Eileen Attridge	Date
For PRODUCER		For THEATRE